UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
29 October 2026
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-287829) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Page 1 of 10
EXPLANATORY NOTE
This report on Form 6-K, which includes the unaudited consolidated interim results of Lloyds Banking Group plc for the nine months ended 30 September 2026, is being incorporated by reference into the Registration Statement with File No. 333-287829.
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations.
Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’,
‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’,
‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-
downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments;
changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; risks related to new and emerging technologies, including artificial intelligence;
technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems;
risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and
potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-
looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Page 2 of 10
STATUTORY INFORMATION (IFRS)
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sep 2026 £m	Nine months ended 30 Sep 2025 £m

Net interest income	10,827	9,808
Other income	5,257	4,444
Total income	16,084	14,252
Operating expenses	(8,533)	(8,955)
Impairment	(926)	(619)
Profit before tax	6,625	4,678
Tax expense	(1,790)	(1,356)
Profit after tax	4,835	3,322

Profit attributable to ordinary shareholders	4,432	2,892
Profit attributable to other equity holders	334	365
Profit attributable to non-controlling interests	69	65
Profit after tax	4,835	3,322

Ordinary shares in issue (weighted-average – basic)	58,285m	60,070m
Basic earnings per share	7.6p	4.8p

Page 3 of 10
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 30 Sep 2026 £m	At 31 Dec 2025 £m

Assets
Cash and balances at central banks	55,919	56,661
Financial assets at fair value through profit or loss	254,977	240,413
Derivative financial instruments	23,732	19,727
Financial assets at amortised cost	577,499	553,672
Financial assets at fair value through other comprehensive income	39,811	36,320
Other assets	43,202	37,279
Total assets	995,140	944,072
Liabilities
Deposits from banks	8,417	5,779
Customer deposits	502,777	496,457
Repurchase agreements at amortised cost	45,837	38,570
Financial liabilities at fair value through profit or loss	32,452	27,909
Derivative financial instruments	21,481	16,132
Debt securities in issue at amortised cost	92,477	78,271
Liabilities arising from insurance and participating investment contracts	143,874	135,284
Liabilities arising from non-participating investment contracts	62,077	61,640
Third party interests in consolidated funds[1]	14,048	12,781
Other liabilities[1]	17,325	13,488
Subordinated liabilities	8,404	9,894
Total liabilities	949,169	896,205
Total equity	45,971	47,867
Total equity and liabilities	995,140	944,072
1Third party interests in consolidated funds, previously reported within other liabilities, are now shown separately. Comparative periods have been represented on a consistent basis.
CAPITAL METRICS

	At 30 Sep 2026	At 31 Dec 2025

Risk-weighted assets	£247.4bn	£235.5bn
Common equity tier 1 ratio	13.3%	14.0%
Tier 1 capital ratio	15.2%	16.2%
Total capital ratio	17.9%	18.9%

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FINANCIAL REVIEW
Income statement
The Group’s statutory profit before tax for the first nine months of 2026 was £6,625 million, 42% higher than in the first nine months of 2025, reflecting higher total income and lower operating expenses, primarily due to a lower remediation charge. This was partially offset by a higher impairment charge. Profit after tax was £4,835 million and earnings per share were 7.6 pence (nine months ended 30 September 2025: £3,322 million and 4.8 pence respectively).
Total income for the first nine months of 2026 was £16,084 million, an increase of 13% on the prior period (nine months to 30 September 2025: £14,252 million). Net interest income of £10,827 million was up 10% (nine months to 30 September 2025: £9,808 million), driven by higher average interest-earning assets and a higher margin, resulting from increased structural hedge income as maturing positions were reinvested at higher interest rates, partially offset by asset margin compression across portfolios, particularly in UK mortgages, and a competitive deposit market.
Other income increased by 18% to £5,257 million (nine months to 30 September 2025: £4,444 million), with a higher net investment return and finance result in respect of insurance and investment contracts, higher net fee and commission income, higher net trading income and higher other operating income, partially offset by a lower insurance service result. The net investment return and finance result in respect of insurance and investment contracts and net trading income increased due to market movements. Net fee and commission income increased by 21% as a result of strengthening customer activity and the addition of Lloyds Wealth. Other operating income increased by 17% as a result of vehicle fleet growth and higher average vehicle rental value in UK Motor Finance, a one-off gain on the securitisation of primarily legacy mortgages and continued growth in Lloyds Living. The insurance service result reduced due to increased general insurance claims, particularly as a result of the industry-
wide subsidence event.
Total operating expenses of £8,533 million decreased by 5% (nine months to 30 September 2025: £8,955 million)
reflecting a lower remediation charge, continued cost savings, a lower severance expense and plateauing investment as the current strategic cycle culminates. This was partly offset by business growth costs, inflationary pressures, costs related to Lloyds Wealth and a higher operating lease depreciation charge. The operating lease depreciation charge increased given fleet growth, the depreciation of higher value vehicles and a second quarter charge for reduced used car prices, partially offset by continued risk mitigation.
A remediation charge of £61 million was recognised by the Group in the first nine months of 2026 (nine months to
30 September 2025: £912 million) across a small number of programmes. The prior year included £800 million in relation to the potential impact of motor finance commission arrangements, taken in the third quarter of 2025.
There have been no further charges relating to motor finance commission arrangements. The FCA published policy statement PS26/3 in March 2026 with final rules for its motor finance redress schemes. Four challenges to the
FCA’s schemes have been raised, three by lenders and one by a consumer group. The implementation of the schemes has now been delayed, as the Upper Tribunal hearing in respect of those challenges is listed for hearing in the second half of February 2027. The Group will closely monitor the development of these challenges and consider any potential impact on the existing provision. Despite these uncertainties, as well as broader implications of any legal and/or regulatory developments, the current provision continues to represent the Group’s current best estimate of the potential impact of the motor finance issue.
The impairment charge was £926 million (nine months to 30 September 2025: £619 million). The higher charge compared to prior year is driven by adverse model updates alongside balance sheet growth in Retail, and lower one-off provision releases in Commercial Banking. The charge includes a net charge from updated multiple economic scenarios (MES) reflecting the impact of the deterioration in the economic outlook due to the Middle
East conflict. This is partially offset by the release of the £50 million post model adjustment for global tariff and political disruption risks within Commercial Banking in the first quarter, now considered to be adequately captured within macroeconomic assumptions and resulting modelled provisions. Credit performance remains strong and stable across Retail and Commercial Banking with arrears low and stable in all portfolios.
The Group recognised a tax expense of £1,790 million in the first nine months of 2026 (nine months to
30 September 2025: £1,356 million).

Page 5 of 10
FINANCIAL REVIEW (continued)
Balance sheet
As at 30 September 2026, total assets were £995,140 million, an increase of £51,068 million (31 December 2025:
£944,072 million).
Financial assets at amortised cost were £577,499 million, £23,827 million higher over the period (31 December
2025: £553,672 million), including increases in loans and advances to customers of £14,134 million, reverse repurchase agreements of £3,866 million, debt securities of £3,465 million and loans and advances to banks of
£2,362 million. Loans and advances to customers included growth of £2,103 million in UK mortgages (net of the impact of a securitisation of £1,841 million of primarily legacy Retail mortgages in the second quarter), alongside
£4,249 million of growth across credit cards, UK Retail unsecured loans, UK Motor Finance and the European retail business. Lending balances also increased in Commercial Banking by £9,220 million in the first nine months of
2026, reflecting broad-based growth in Corporate and Institutional Banking and Business and Commercial Banking,
net of continued government-backed lending repayments. Reverse repurchase agreements and debt securities increased in response to market conditions.
Financial assets held at fair value through profit or loss at £254,977 million increased by £14,564 million during the period, largely due to increased assets held to back insurance and investment contract liabilities reflecting market movements, alongside an increase within the banking business.
Derivative financial assets were £4,005 million higher at £23,732 million, driven by market movements. Cash and balances at central banks decreased by £742 million to £55,919 million and financial assets at fair value through other comprehensive income of £39,811 million increased by £3,491 million, reflecting changes in liquidity holdings.
Other assets were £5,923 million higher, largely reflecting increased settlement balances, vehicle fleet growth within UK Motor Finance and growth in investment properties within Lloyds Living.
Total liabilities were £949,169 million, £52,964 million higher over the period (31 December 2025: £896,205 million). Customer deposits of £502,777 million increased by £6,320 million in the first nine months of 2026. Retail deposits were down by £3,612 million, driven by lower Retail UK savings account balances largely in the first quarter, due to disciplined pricing in the context of a competitive deposit market. Retail UK current account balances were up £994 million, supported by the strength of the Group’s franchise and proposition. Commercial
Banking deposits increased by £9,611 million in the first nine months of 2026, with growth in targeted sectors.
Deposits from banks increased by £2,638 million to £8,417 million while repurchase agreements at amortised cost increased by £7,267 million to £45,837 million.
Financial liabilities at fair value through profit or loss increased by £4,543 million to £32,452 million as a result of increased trading activity and derivative financial liabilities increased by £5,349 million to £21,481 million given market movements. Liabilities arising from insurance and investment contracts increased by £9,027 million, reflecting the corresponding increase in the assets held to back these liabilities. Other liabilities increased by
£3,837 million to £17,325 million, largely due to increased settlement balances. Debt securities in issue at amortised cost increased by £14,206 million to £92,477 million due to new issuances in the period, while subordinated liabilities decreased by £1,490 million to £8,404 million as a result of redemptions in the period.
Total equity of £45,971 million at 30 September 2026 decreased by £1,896 million (31 December 2025: £47,867 million). Profit for the period was more than offset by the impact of ordinary share buyback programmes in respect of 2025 and the first half of 2026, the dividends paid in May 2026 and September 2026 and movements in the cash flow hedge reserve resulting from higher longer-term rates.

Page 6 of 10
FINANCIAL REVIEW (continued)
Capital
The Group’s common equity tier 1 (CET1) capital ratio reduced to 13.3% at 30 September 2026 (31 December 2025:
14.0%). Banking business profits for the first nine months of the year and the £100 million interim dividend received from the Group’s Insurance business in June 2026 were more than offset by the impact of the ordinary share buyback programme in respect of 2025 (announced in January 2026) that completed during the period, the recognition of the full capital impact of the ordinary share buyback programme in respect of the first half of 2026
(announced in July 2026), the payment of the interim ordinary dividend in September 2026, the accrual for foreseeable ordinary dividends, distributions on other equity instruments and an increase in risk-weighted assets.
The Group’s total capital ratio reduced to 17.9% at 30 September 2026 (31 December 2025: 18.9%) predominantly reflecting AT1 and tier 2 instrument calls and the increase in risk-weighted assets. This was partly offset by tier 2 issuance during the period and the reclassification of the Group’s existing preference shares as tier 2 capital following the AT1 consent solicitation undertaken in May 2026. The MREL ratio reduced to 31.2% at 30 September
2026 (31 December 2025: 32.2%) with the increase in MREL resources, reflecting the increase in other eligible liabilities, more than offset by the increase in risk-weighted assets.
Risk-weighted assets increased by £11,849 million to £247,362 million at 30 September 2026 (31 December 2025:
£235,513 million), largely reflecting the impact of strong lending growth and market and other movements, partially offset by continued optimisation including risk transfer and securitisation activity across Commercial Banking and
Retail.
The Group’s UK leverage ratio reduced to 5.0% at 30 September 2026 (31 December 2025: 5.4%), reflecting the decrease in total tier 1 capital and an increase in the leverage exposure measure. The latter primarily reflects strong lending growth, including off-balance sheet commitments, increases in securities financing transactions and an increase in holdings of debt securities within the liquidity portfolio.

Page 7 of 10
ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2026.
The Group’s Q3 2026 Interim Pillar 3 Disclosures can be found at: www.lloydsbankinggroup.com/investors/
financial-downloads.html.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2025 Annual Report on Form 20-F.
2.Loans and advances to customers and expected credit loss allowance

At 30 September 2026	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	289,013	28,879	3,728	4,212	325,832	8.9	1.1
Credit cards	16,601	2,183	320	–	19,104	11.4	1.7
UK unsecured loans and overdrafts	11,249	1,462	215	–	12,926	11.3	1.7
UK Motor Finance	15,168	2,613	149	–	17,930	14.6	0.8
Other	23,014	400	140	–	23,554	1.7	0.6
Retail	355,045	35,537	4,552	4,212	399,346	8.9	1.1
Business and Commercial Banking	25,547	3,549	1,030	–	30,126	11.8	3.4
Corporate and Institutional Banking	67,493	2,039	680	–	70,212	2.9	1.0
Commercial Banking	93,040	5,588	1,710	–	100,338	5.6	1.7
Other[1]	(1,141)	–	–	–	(1,141)
Total gross lending	446,944	41,125	6,262	4,212	498,543	8.2	1.3

Customer related ECL allowance (drawn and undrawn)
UK mortgages	57	193	283	114	647
Credit cards	223	288	160	–	671
UK unsecured loans and overdrafts	157	216	116	–	489
UK Motor Finance[2]	206	141	77	–	424
Other	20	10	33	–	63
Retail	663	848	669	114	2,294
Business and Commercial Banking	77	154	130	–	361
Corporate and Institutional Banking	79	111	319	–	509
Commercial Banking	156	265	449	–	870
Other	–	–	–	–	–
Total	819	1,113	1,118	114	3,164

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %
UK mortgages	–	0.7	7.6	2.7	0.2
Credit cards	1.3	13.2	50.0	–	3.5
UK unsecured loans and overdrafts	1.4	14.8	54.0	–	3.8
UK Motor Finance	1.4	5.4	51.7	–	2.4
Other	0.1	2.5	23.6	–	0.3
Retail	0.2	2.4	14.7	2.7	0.6
Business and Commercial Banking	0.3	4.3	12.6	–	1.2
Corporate and Institutional Banking	0.1	5.4	46.9	–	0.7
Commercial Banking	0.2	4.7	26.3	–	0.9
Other		–	–	–
Total	0.2	2.7	17.9	2.7	0.6
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £228 million relating to provisions against residual values of vehicles subject to finance leases.

Page 8 of 10
ADDITIONAL FINANCIAL INFORMATION (continued)
3.Total ECL allowance by scenario
The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
At 30 September 2026	3,177	2,505	2,892	3,540	4,954
At 31 December 2025	3,228	2,466	2,862	3,672	5,275
4.UK economic assumptions
Base case and MES economic assumptions
The Group’s base case economic scenario has been updated to reflect events through to the balance sheet date, including ongoing geopolitical developments. The Group has included updated assumptions for energy prices and conflict-related impacts in its quarter-end base case conditioning assumptions.
Incorporating the economic data published in the third quarter of 2026, the Group’s base case scenario is for an ongoing expansion in gross domestic product (GDP), modest gains in residential and commercial property prices alongside a small increase in the unemployment rate. Recent increases in energy prices imply increased inflationary pressures, warranting an upward adjustment in Bank Rate of 25 basis points in November 2026. However, the terminal rate assumption remains unchanged at 3.50%, reaching that level in the second half of 2028. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements of the Group’s 2025 Annual Report and Accounts. The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the third quarter of 2026. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included.
UK economic assumptions – base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank
Rate are presented as at the end of each quarter.

At 30 September 2026	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%	First quarter 2027%	Second quarter 2027%	Third quarter 2027%	Fourth quarter 2027%

Gross domestic product growth	0.6	0.4	0.3	0.2	0.2	0.3	0.3	0.3
Unemployment rate	5.0	4.9	5.0	5.1	5.3	5.3	5.3	5.2
House price growth	0.8	0.6	0.3	0.7	0.5	1.0	1.6	1.7
Commercial real estate price growth	0.8	0.3	(0.3)	(0.6)	(0.9)	(0.8)	(0.7)	(0.4)
UK Bank Rate	3.75	3.75	3.75	4.00	4.00	4.00	4.00	4.00
CPI inflation	3.1	2.8	3.0	3.6	4.3	3.7	2.9	2.3

Page 9 of 10
ADDITIONAL FINANCIAL INFORMATION (continued)
4.UK economic assumptions (continued)
UK economic assumptions – scenarios by year
Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 30 September 2026	2026%	2027%	2028%	2029%	2030%	2026-2030 average %

Upside
Gross domestic product growth	1.4	2.5	1.9	1.6	1.7	1.8
Unemployment rate	4.9	3.7	3.1	3.0	3.3	3.6
House price growth	1.1	4.3	8.1	7.7	6.5	5.5
Commercial real estate price growth	0.7	8.3	4.4	2.7	1.3	3.5
UK Bank Rate	3.81	4.91	5.21	5.36	5.58	4.98
CPI inflation	3.1	3.3	1.9	2.6	3.0	2.8

Base case
Gross domestic product growth	1.3	1.1	1.3	1.5	1.7	1.4
Unemployment rate	5.0	5.3	5.0	4.7	4.7	4.9
House price growth	0.7	1.7	2.2	2.9	3.6	2.2
Commercial real estate price growth	(0.6)	(0.4)	1.0	1.0	0.5	0.3
UK Bank Rate	3.81	4.00	3.63	3.50	3.50	3.69
CPI inflation	3.1	3.3	1.6	1.8	2.0	2.4

Downside
Gross domestic product growth	1.2	(0.8)	0.2	1.3	1.7	0.7
Unemployment rate	5.1	7.1	7.5	7.0	6.8	6.7
House price growth	0.4	(1.3)	(5.1)	(3.8)	(1.0)	(2.2)
Commercial real estate price growth	(2.0)	(10.3)	(4.3)	(2.4)	(2.0)	(4.3)
UK Bank Rate	3.81	2.92	1.52	1.06	0.80	2.02
CPI inflation	3.1	3.2	1.2	0.8	0.7	1.8

Severe downside
Gross domestic product growth	1.0	(3.1)	(0.8)	1.1	1.6	(0.1)
Unemployment rate	5.4	9.5	10.4	9.7	9.2	8.8
House price growth	0.0	(3.2)	(12.4)	(10.8)	(6.4)	(6.7)
Commercial real estate price growth	(4.0)	(20.9)	(10.2)	(7.7)	(5.7)	(9.9)
UK Bank Rate	3.81	1.53	0.16	0.04	0.01	1.11
CPI inflation	3.1	3.2	0.7	(0.4)	(0.9)	1.1

Probability-weighted
Gross domestic product growth	1.2	0.6	0.9	1.4	1.7	1.2
Unemployment rate	5.0	5.8	5.7	5.4	5.4	5.5
House price growth	0.7	1.1	0.3	1.0	2.1	1.0
Commercial real estate price growth	(1.0)	(2.8)	(0.7)	(0.4)	(0.7)	(1.1)
UK Bank Rate	3.81	3.70	3.12	2.98	2.97	3.32
CPI inflation	3.1	3.3	1.5	1.5	1.6	2.2

Page 10 of 10
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	29 October 2026